

September 10, 2010

<u>Via U.S. Mail</u>

Richard R. Grinnan
Vice President and Corporate Secretary
Massey Energy Company
4 North 4th Street
Richmond, VA 23219

> **Re: Massey Energy Company**
> **Schedule 14A Preliminary Proxy Statement**
> **Filed August 5, 2010**
> **File Number 001-07775**

Dear Mr. Grinnan:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief